300 Park Avenue New York, NY 10022-7499 Telephone 212-310-2000 Cable Address PALMOLIVE

October 25, 2007

VIA EDGAR

Mr. Timothy A. Geishecker
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re: Definitive Proxy Statement on Schedule 14A
       File No. 001-00644

Dear Mr. Geishecker:

We hereby submit our responses to your letter, dated September 26, 2007, with respect to the executive compensation and other related disclosure in our definitive proxy statement on Schedule 14A, filed on March 30, 2007 (the “Proxy Statement”). For the convenience of the staff of the Securities and Exchange Commission (the “Staff”), we have set forth below in italics the Staff’s numbered comments in their entirety followed by the Company’s responses thereto. Please note that all page references correspond to the pages in the Proxy Statement. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Proxy Statement.

Personnel and Organization Committee, page 13

1.	Please disclose the extent to which the P&O Committee may delegate authority. Refer to Item 407(e)(3) of Regulation S-K.

In response to the Staff’s comment, the Company intends to include in its future filings the following additional information pursuant to Item 407(e)(3) of Regulation S-K, together with any appropriate updates, regarding the ability of the P&O Committee to delegate authority:

The P&O Committee does not delegate any of its responsibilities regarding the consideration and determination of executive and director compensation, which are described in this Proxy Statement and in its charter.

Compensation Discussion and Analysis, page 16

2.	You have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance and the individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

As more fully explained below, we believe that we have provided a quantitative discussion of the necessary goals to be achieved for our Named Officers to earn their incentive compensation. In addition, we have disclosed the specific items of company performance used to determine the incentive compensation paid to the Named Officers. We will include in our future filings additional information, together with any appropriate updates, regarding individual objectives used to determine incentive compensation where applicable, as explained below.

Specifically:

Annual Incentives – Cash Bonuses. As stated in the first full paragraph on page 19, the specific item of company performance that is used to determine annual bonuses for officers with corporate-wide responsibilities is growth in earnings-per-share, adjusted as described therein. As stated in the last paragraph on page 19, in order for the Named Officers with corporate-wide responsibilities (all of the Named Officers but one) to earn the bonuses that they received for 2006, the growth in adjusted earnings per share over the prior year had to be at least 11%. On page 19, we also explain that for the one Named Officer with divisional responsibilities, the financial performance measures were growth in net sales and net profit after tax of his division, each of which had to grow by at least 14% in order for him to earn the bonus that he was paid for 2006.

     While individual and team objectives are not used to determine annual bonuses for officers with corporate-wide responsibilities, they are a component of bonuses for divisional officers, as discussed on page 19 together with examples of such objectives for 2006. In future filings, we will include information about the specific individual and team objectives applicable to any divisional officer included among the Named Officers.

Long-Term Global Growth Program. As stated on pages 21–22, restricted stock awards under the LTGG Program are granted based on the following items of company performance: growth in both compounded annual net sales and earnings per share over a three-year measurement period. As stated in the last full paragraph on page 21, for the 2004–2006 measurement period, a payout at 100% of the award opportunity required growth in both net sales and earnings per share of 6% and 11%, respectively. As stated in the first full paragraph on page 22, since actual results over the period fell short of these goals, awards under this program to the Named Officers were paid out at 63% of their award opportunity. No individual objectives are taken into account under this program.

Stock Options and Time-Vested Restricted Stock Awards. As stated on pages 20 and 22, the number of stock options and shares of time-vested restricted stock awarded is determined based on established guidelines by salary grade level, with the specific amount of actual awards being set based on individual or business unit performance. Individual and business unit performance in this regard are not measured by attainment of pre-established performance objectives but rather an overall subjective assessment of the performance of a Named Officer and his or her business unit. As with other compensation decisions, as described on page 16, the P&O Committee makes such assessment, with the participation and concurrence of the other independent directors of the Board, in the case of the CEO and President. The P&O Committee reviews and approves the recommendations of the CEO for the other Named Officers.

3.	Please disclose the processes and procedures for the consideration and determination of director compensation. Refer to Item 407(e)(3) of Regulation S-K.

We describe the directors’ compensation and general process for determining their compensation at the beginning of page 45. In response to the Staff’s comment, the Company intends to include in its future filings the following additional information, together with any appropriate updates, regarding the processes and procedures for consideration and determination of director compensation in the Compensation Discussion and Analysis section:

The Nominating and Corporate Governance Committee reviews and recommends to the Board the compensation of the non-employee directors. The substantial majority of compensation paid to the non-employee directors consists of fixed grants of Colgate equity pursuant to stockholder-approved plans. The Committee reviews the appropriateness of each component of and overall director compensation on an annual basis, taking into account competitive data from U.S.-based companies in the Comparison Group and the top one hundred industrial companies in the Fortune 500, trends in corporate governance and the Board’s desire to attract the highest caliber individuals to serve as directors. For more information about compensation of directors, please see pages 45 to 46.

Executive Severance and Other Termination Benefits, page 39

4.	Please disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Refer to Items 402(b)(1)(v) and 402(j) of Regulation S-K.

In response to the Staff’s comment relating to the Company’s severance plan and other termination benefit plans and programs, the Company intends to include in its future filings, with appropriate updates, the following additional information regarding the determination of appropriate payment and benefit levels provided under such plans and programs:

The P&O Committee periodically reviews the appropriateness of the payment and benefit levels provided under the plans and programs described in this section, based on competitive market information and emerging best practices and governance trends. In particular, the Severance Plan is subject to renewal every three years by the Board of Directors. As each three-year term approaches its end, the P&O Committee reviews the appropriateness of the payments and benefits provided thereunder based on the considerations described above. During its most recent review of the Severance Plan in June 2007, the P&O Committee determined to reduce the maximum amount of severance payable under the plan from 36 months of compensation to 24 months, deleted the tax gross-up provision in the plan and limited compensation under the plan to a level that maintains deductibility by the Company under Section 280G of the Internal Revenue Code. Individual employees are assigned a particular severance level up to the maximum allowed under the plan based on grade level and years of service, subject to individual negotiation from time to time in the case of new hires.

Certain Relationships and Related Transactions, page 50

5.	We note that you mention you have adopted a written policy regarding related person transactions. Please include in your disclosure the material features of such policy, such as standards mentioned in Item 404(b) of Regulation S-K.

In response to the Staff’s comment, the Company intends to expand its disclosure on page 50 where we disclose that the Company has adopted a written policy regarding related person transactions, including the types of transactions covered by such policy and the groups of persons who are responsible for applying such policy. Specifically, the Company intends to include in its future filings the following information regarding the material features of the Company’s written policy regarding related person transactions, such as standards mentioned in Item 404(b) of Regulation S-K:

In the course of its review of related person transactions, the independent directors of the Board will consider all of the relevant facts and circumstances that are available to them, including but not limited to: (i) the benefits to the Company, (ii) the impact on a director’s independence, (iii) the availability of comparable products or services, (iv) the terms of the transaction and (v) whether the transaction is proposed to be on terms more favorable to the Company than terms that could have been reached with an unrelated third party.

*     *     *

In connection with responding to the Staff’s comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions or would like further information concerning any of the responses above, please do not hesitate to contact me at (212) 310-2239.

Sincerely,

/s/ ANDREW D. HENDRY

Andrew D. Hendry
Senior Vice President, General
Counsel and Secretary